SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated April 19, 2016

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q1, 2016

DUBLIN, Ireland (April 19, 2016)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2016.

Quarter 1 Results

Total revenues for Q1, 2016 were $23.5m which compares to $25.2m in Q1, 2015, a decrease of 7%. However, when the impact of foreign exchange movements, due to the strength of the US dollar against a range of other currencies is removed, revenues on a like-for-like basis would have been $24.3m this quarter, thus representing a decrease of 4% versus the equivalent quarter in 2015.

	2015 Quarter 1	2016 Quarter 1	2016 Quarter 1 FX adjusted*	Increase/ (decrease)
	US$’000	US$’000	US$’000%
Point-of-Care	4,585	3,268	3,287	(28%)
Clinical Laboratory	20,655	20,248	21,037	2%

Total	25,240	23,516	24,324	(4%)

*	Q1, 2016 revenues have been recalculated on a constant currency basis using the exchange rates prevailing in Q1, 2015

Point-of-Care revenues for Q1, 2016 fell by $1.3m compared to Q1, 2015. This was attributable to lower than expected HIV sales in Africa. Such fluctuations are a feature of the African HIV market which exhibits irregular ordering patterns from customers. Meanwhile, Clinical Laboratory revenues increased from $20.7m to $21.0m, an increase of 2% compared to Q1, 2015 mainly due to higher Premier and Immco revenues.

Gross margins for the quarter were 43.1%. This is lower than the gross margin reported in Q1, 2015 of 47.9% though was similar to the 43.2% reported in Q4, 2015. Production levels were lower in response to this quarter’s lower revenues – thus resulting in an underabsorption of fixed labour and overhead costs and hence resulting in lower gross margins. It was also impacted by lower HIV sales, which tend to have higher than average margins.

Research and Development expenses increased from $1m to $1.1m. Meanwhile Selling, General and Administrative (SG&A) expenses increased from $6.3m to $7.0m, mainly due to non-cash foreign currency retranslation charges.

Operating profit for the quarter decreased from $4.3m to $1.8m – largely due to the lower revenues and gross margin this quarter.

Financing expenses for the quarter amounted to $3m. Of this, $0.2m consisted of deposit interest income and $1.2m of interest payable on the Company’s exchangeable notes. A further non-cash charge of $2m was recognised in the quarter mainly due an increase in the fair value of the embedded derivatives associated with these exchangeable notes.

The Company recorded a loss of $1.3m for the quarter which equated to a loss per share of 5.8 cents. However, excluding non-cash items the profit for the quarter was $0.7m or an EPS of 2.9 cents. Fully diluted EPS for the quarter was 6.4 cents.

EBITDA before share option expense for the quarter was $3.4m.

Cardiac Update

Trinity submitted a 510(k) application for its high sensitivity cardiac Troponin-I assay and Meritas Point-of-Care Analyzer to the FDA at the end of 2015. The application is being reviewed according to the FDA’s published review process, and is currently in the substantive review phase. We are happy that the review process and our interactions with the FDA are proceeding well and in accordance with our expectations. As part of this review process, the Company has received a detailed list of questions and comments from the FDA. We are now working through this list and are confident that comprehensive responses can be provided to satisfactorily address all of the FDA’s questions.

The US clinical validation studies in support of a 510(k) submission to the FDA for a second cardiac marker assay, B-type Natriuretic Protein (BNP), are progressing well. There are 10 clinical sites, geographically dispersed across the US, that are actively enrolling. Enrolment is currently 70% complete and is on track to be fully completed by the end of Q2, 2016. Consequently, we are anticipating submission of our BNP 510(k) application to the FDA by the end of Q3, 2016.

Share Buyback

The Company announced the commencement of a share repurchase program in March, 2016. During the quarter, the Company repurchased 132,000 ADRs at an average price of $11.41. The total value of the repurchases was $1.5m, of which $1.3m was settled during the quarter.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Results this quarter were adversely impacted by lower HIV sales in Africa. However these lower sales were driven by the variable sales patterns that characterise this market, rather than by any deterioration in the underlying business. The decrease of the relatively higher margin HIV sales, resulted in both lower gross margins and operating profit being reported this quarter. Notwithstanding this, the Company achieved operating profits of over $1.8m. Meanwhile, excluding non-cash items relating to the Company’s exchangeable notes, profit after tax for the quarter amounted to $0.7m.”

Ronan O’Caoimh, CEO of Trinity said “At the end of 2015 we submitted our Meritas Troponin product to the FDA. We recently received the FDA’s formal review document relating to this submission and we are pleased to state that we are confident of addressing all of their queries by the end of July. We are also making excellent progress with our BNP trials and we remain on target to submit this product to the FDA during quarter 3, this year.

We recently announced the commencement of a share buyback program as we felt that this represented the best deployment of the Company’s capital, particularly given its current share price. During the quarter a total of 132,000 shares with a value of $1.5m were repurchased. We intend to continue repurchasing in the months ahead, though the exact number of shares that will be repurchased will depend on market conditions, whilst being subject to applicable securities laws and regulations.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Mar 31, 2016 (unaudited)	Three Months Ended Dec 31, 2015 (unaudited)	Three Months Ended Mar 31, 2015 (unaudited)
Revenues	23,516	24,937	25,240
Cost of sales	(13,385)	(14,170)	(13,140)

Gross profit	10,131	10,767	12,100
Gross profit %	43.1%	43.2%	47.9%
Other operating income	69	65	78
Research & development expenses	(1,147)	(1,508)	(998)
Selling, general and administrative expenses	(6,961)	(6,009)	(6,287)
Indirect share based payments	(267)	(184)	(558)

Operating profit	1,825	3,131	4,335
Financial income	220	132	1
Financial expenses	(1,181)	(1,189)	(24)
Non-cash financial (expense) / income	(2,029)	975	—

Net financing (expense) / income	(2,990)	(82)	(23)

Profit / (loss) before tax	(1,165)	3,049	4,312
Income tax expense	(182)	(223)	(304)

Profit / (loss) for the period	(1,347)	2,826	4,008

Earnings per ADR (US cents)	(5.8)	12.1	17.0
Earnings per ADR excluding non-cash financial income (US cents)	2.9	8.0	17.0
Diluted earnings per ADR (US cents)	6.4 *	10.5	17.4
Weighted average no. Of ADRs used in computing basic earnings per ADR	23,287,867	23,259,669	22,985,234
Weighted average no. Of ADRs used in computing diluted earnings per ADR	28,656,394	28,690,599	23,604,244

*	Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted earnings per ADR in accordance with IFRS would be a loss of 5.8 cents (i.e. equal to basic earnings per ADR).

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	Mar 31, 2016 US$ ‘000 (unaudited)	Dec 31, 2015 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	21,460	20,659
Goodwill and intangible assets	165,157	161,324
Deferred tax assets	13,096	12,792
Other assets	860	954

Total non-current assets	200,573	195,729

Current assets
Inventories	35,709	35,125
Trade and other receivables	26,260	25,602
Income tax receivable	664	550
Cash and cash equivalents	96,829	101,953

Total current assets	159,462	163,230

TOTAL ASSETS	360,035	358,959

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,220	1,220
Share premium	15,521	15,526
Accumulated surplus	199,453	201,951
Other reserves	(3,723)	(4,809)

Total equity	212,471	213,888

Current liabilities
Income tax payable	1,026	1,163
Trade and other payables	19,195	18,874
Provisions	75	75

Total current liabilities	20,296	20,112

Non-current liabilities
Exchangeable senior note payable	100,073	98,044
Other payables	2,057	2,096
Deferred tax liabilities	25,138	24,819

Total non-current liabilities	127,268	124,959

TOTAL LIABILITIES	147,564	145,071

TOTAL EQUITY AND LIABILITIES	360,035	358,959

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended March 31, 2016 (unaudited)	Three Months Ended March 31, 2015 (unaudited)
Cash and cash equivalents at beginning of period	101,953	9,102
Operating cash flows before changes in working capital	2,503	6,298
Changes in working capital	(628)	(4,322)

Cash generated from operations	1,875	1,976
Net Interest and Income taxes (paid)/received	(241)	(108)
Capital Expenditure & Financing (net)	(5,431)	(4,113)

Free cash flow	(3,797)	(2,245)
Payment of HIV-2 licence fee	—	(1,112)
Share buyback	(1,327)	—

Cash and cash equivalents at end of period	96,829	5,745

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: April 19, 2016.